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August 25, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A
Filed on August 21, 2014 by Starboard, et al.

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 25, 2014 (the “Staff Letter”), with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement (the “Proxy Statement”).

1.	We note your response to prior comment 7. Supplementally advise us which shareholder (s) suggested nominees who are also part of the current slate of nominees being presented by Starboard.

We acknowledge the Staff’s comment and advise on a supplemental basis that no shareholders of Darden suggested nominees who are also part of Starboard’s slate of nominees.  We refer to our prior response to comment 7 and hereby clarify that our prior response should have stated that certain of Starboard’s Nominees, as well as other names, were mentioned by certain shareholders as people Starboard should consider “speaking to” as part of its “background research on Darden” as opposed to its “background nominee identification process.”

2.
Please refer to your response to comment 7. Please also advise us supplementally which shareholder (s) suggested possible CEO candidates and whether any of the suggested persons are current nominees and identify the nominee. Additionally, identify which shareholder(s) suggested possible incumbent directors who could be considered to be added back to the board.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 25, 2014

We acknowledge the Staff’s comment and advise on a supplemental basis that no shareholders of Darden suggested possible CEO candidates to Starboard and therefore none of Starboard’s Nominees were suggested as CEO candidates by any such shareholders.  In addition, we advise on a supplemental basis that no shareholders of Darden suggested possible incumbent directors Starboard should specifically consider adding back to the Board.  To clarify our prior response to comment 7, although there were general discussions with shareholders regarding the qualifications of certain of Starboard’s Nominees and the potential to add back up to two incumbent directors to the Board, no shareholders specifically suggested any of Starboard’s Nominees as possible CEO candidates nor did any specifically suggest any incumbent directors to potentially add back to the Board.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith